Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352
The following is the transcript of a conference call held by The Walt Disney Company on December 14, 2017, regarding its transaction with Twenty-First Century Fox, Inc.:

Transaction Call

DECEMBER 14, 2017

Disney Speakers:
Bob Iger
Chairman and Chief Executive Officer

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer

Moderated by,

Lowell Singer
Senior Vice President, Investor Relations

PRESENTATION

Operator

Welcome to the call related to the transaction announced this morning conference call.  My name is Paulette, and I’ll be your conference operator for today’s call.  (Operator Instructions)  Please note that this conference is being recorded.

I’ll now turn the call over to Lowell Singer, Senior Vice President of Investor Relations.  You may begin.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ok thanks operator and good morning everyone, and thanks for joining us on such short notice to discuss The Walt Disney Company’s agreement to acquire certain businesses of 21st Century Fox.

Our press release was issued about an hour ago and is available on our website at www.disney.com/investors.  Today’s call is also being webcast, and the webcast will also be available on our website.  After the call, we will post a replay and a transcript of today’s remarks onto our website.  We will be speaking to some slides today and those slides should now be available on our website as well.

Let me also note that at 5pm Eastern and 2pm Pacific time today, we will be hosting a previously scheduled question and answer session with investors. We will webcast that conversation and you’ll be able to find that on our website.

Joining me in Burbank for today’s call are Bob Iger, Disney’s Chairman and Chief Executive Officer, and Christine McCarthy, Senior Executive Vice President and Chief Financial Officer.  Bob will lead off, followed by Christine, and then of course we will be happy to take some questions.  So with that, let me turn the call over to Bob and we’ll get started.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Thank you, Lowell, and good morning, everyone.  Thanks for joining us so early, especially all of you out here on the West Coast.

About an hour ago, we announced an agreement to acquire a stellar collection of valuable entertainment businesses and franchises from 21st Century Fox, including 20th Century Fox Film and 20th Century Fox Television, along with a broad portfolio of valuable cable properties including FX Networks and Productions, National Geographic channels, Fox Regional Sports Networks, Fox Networks Group International, and Star India.  The deal also includes Fox’s interests in Hulu, Sky plc, Tata Sky, and the Endemol Shine Group.

This acquisition reflects a changing media landscape increasingly defined by transformative technology and evolving consumer expectations.  As we’ve repeatedly discussed on earnings calls and in other forums, today’s empowered consumers want more – more compelling, high-quality entertainment, more access to content, more choice, and more convenience.  Bringing Disney and Fox together will combine some of the world’s most iconic entertainment franchises along with some truly extraordinary creative talent and broad international presence to create a multi-faceted global entertainment company with the content, the platforms, and the reach required to meet the growing demands of consumers worldwide.

To give you some insight into the tremendous potential of these businesses to help drive long-term growth for our company, I’d like to highlight just a few of the many benefits and opportunities we believe this acquisition will generate for us.

As you know, our first strategic priority has always been creating exceptional creative content – and this deal certainly serves that goal.

With 20th Century Fox Film, we have the opportunity to expand iconic franchises for new generations of fans around the world – just as we have with Marvel and Star Wars.  The obvious example is Avatar – which is still the single highest grossing movie in history.

We’ve already worked with James Cameron to expand the storytelling into a spectacular new land called Pandora – The World of Avatar, which opened in Disney’s Animal Kingdom in Orlando earlier this year, and are very excited by the opportunity to continue that relationship, especially related to the series of Avatar films he’s currently working on.

We’re also looking forward to expanding the Marvel Cinematic Universe to include X-Men, Fantastic Four, and Deadpool, and to reuniting all of the Star Wars movies ever made under one roof again, which opens new opportunities for that iconic franchise.

The acquisition of 20th Century Fox Television adds a wealth of creative content to our media business – including some of the biggest hits on TV such as This is Us, Modern Family and Homeland, just to name a few.  We’re also gaining valuable cable properties – including the FX Networks and the National Geographic channels – that expand our reach to new audiences and add even more great content to our portfolio.  National Geographic’s values and storytelling are particularly complementary to Disney, especially when it comes to creating opportunities for kids and families to explore and connect with nature.

Growing our global presence is another of Disney’s strategic priorities that is extremely well-served by this acquisition – especially in terms of enhancing ESPN’s position as the world’s greatest sports media brand.  The addition of Fox’s global sports platform – which includes 22 Regional Sports Networks here in the United States as well as a rich portfolio of sports rights and properties in Europe, India and Latin America – nicely complements ESPN’s existing business and creates exciting new avenues to grow this brand far beyond the United States.

Additionally, adding Fox’s premier international properties will greatly enhance our position as a truly global entertainment company, one with robust local content production and distribution businesses in key markets and rapidly growing regions.  Sky plc is one of the most successful and innovative pay television companies in Europe, and Fox is seeking to complete its acquisition of Sky by June 30, 2018 – which would give us a direct relationship with the 23 million households Sky currently reaches.  Additionally, we’ll expand our global presence via Fox Networks Group International’s 350 channels in 170 countries, and the 720 million viewers that Star India reaches every month across India and more than 100 other countries.

Our third strategic focus is on innovative use of cutting edge technology to enhance our storytelling and create new ways for consumers to connect with our content.  And that’s never been more important.

One of the most exciting aspects of our Fox acquisition is that it will allow us to greatly accelerate our direct-to-consumer strategy, enabling us to better serve consumers around the world.  As I’ve said before, we believe creating a direct-to-consumer relationship is vital to the future of our media businesses, and it’s our highest priority.

Fox has broad capabilities and experience in direct-to-consumer distribution – along with a world class team of managers in the space.  All of which will improve our portfolio and positioning.  Combined, our direct-to-consumer platforms will include controlling interest of

Hulu here in the U.S., as well as a broader international presence through Sky in Europe and Hotstar in India, in addition to our upcoming Disney- and ESPN-branded offerings.

And the combination of Fox’s properties – including the franchises I mentioned a moment ago with Disney, Pixar, Marvel, Lucasfilm, ESPN, and ABC content – provides the opportunity for us to create even more compelling entertainment experiences and value propositions via direct-to-consumer services, across a wider array of audiences.

We are incredibly excited about this acquisition. For us, it is a very important move forward that reflects our strategic vision for the future.  We’re committed to creating and sustaining a broad and deep portfolio of some of the world’s greatest entertainment and to making it accessible to more people around the world, in ways that are extremely compelling and user-friendly.  The Fox businesses, brands and franchises we are buying – along with their wealth of management talent – will significantly enhance our ability to do that.

I’m going to turn the call over to Christine to discuss the details and mechanics of this transaction, as well as the valuation and financial benefits and implications.  Christine?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Thanks, Bob and good morning everyone. As Bob discussed, we believe the strategic rationale for this transaction is compelling and has the potential to create meaningful long-term value for our shareholders.

I will now spend a couple of minutes discussing key elements of the transaction and some of the financial benefits we expect to derive from this acquisition, which can be found starting on page 14 of the presentation.

We have agreed to acquire 21st Century Fox in an all-stock transaction for $52.4 billion plus the assumption of $20 billion of debt and $6.3 billion in cash. 21st Century Fox shareholders will receive 0.2745 Disney shares for each 21st Century Fox share.

We expect to issue about 515 million shares when the transaction closes. As a result, 21st Century Fox shareholders will own about 25% of the combined company and Disney shareholders will own 75%.

In connection with this transaction, 21st Century Fox will spin-off to its shareholders certain assets we are not buying and form a new company called “New FOX.” The spin-off will be taxable to 21st Century Fox, not its shareholders, and therefore Disney will assume an estimated tax liability of about $8.5 billion. This tax liability will be offset by a cash dividend of the same amount paid to Disney by New FOX. These amounts are subject to adjustment based on the actual tax liability incurred.

As many of you know, 21st Century Fox previously announced an all-cash offer to acquire the 61% of Sky plc it doesn’t already own. While 21st Century Fox expects the deal to close by June 2018, our acquisition is not contingent on the Fox-Sky transaction closing.

We expect our acquisition of 21st Century Fox to close within 12-18 months, subject to approval by 21st Century Fox and Disney shareholders, regulatory approvals and other customary closing conditions.

We currently estimate the 21st Century Fox businesses we are acquiring generated about $19 billion in revenue and $4.2 billion in EBITDA for the fiscal year ending June 30, 2017. Based on 21st Century Fox’s management estimates, these businesses are expected to generate about $4.7 billion in EBITDA for calendar 2018.

The total value of the transaction is $66.1 billion, or $55.5 billion adjusted for 21st Century Fox’s unconsolidated assets and minority interests, which represents a multiple of 11.9x 21st Century Fox’s estimated calendar 2018 EBITDA or 8.3x including $2.0 billion in anticipated run-rate cost synergies.

Bob detailed the strategic elements of the transaction, but there are also a number of financial benefits we expect to derive, including an acceleration in our revenue and operating income growth trajectory that we expect will create meaningful value for our shareholders; a significant opportunity for operating efficiencies, specifically we expect to fully realize roughly $2.0 billion of cost synergies by 2021; and we expect the transaction to be accretive to earnings per share, excluding the impact of purchase accounting, for the second fiscal year after the transaction closes.

As I mentioned at the outset, this is an all-stock transaction, however we plan to mitigate the dilutive impact of the share issuance by buying back $10 billion of our stock between now and shortly after the transaction closes, and up to an additional $10 billion within 24 months post-closing.

As you know, we take pride in having one of the strongest balance sheets in the industry and value the flexibility it has provided us over the years. At the same time, we have always said that we would be willing to utilize our balance sheet to advance our strategic and financial objectives if the right opportunity presented itself. Our acquisition of 21st Century Fox is one of those opportunities.

Assuming 21st Century Fox completes the Sky deal prior to the close of our transaction, we expect pro forma leverage to be about 2.9x total debt to EBITDA and about 2.2x if the Fox-Sky deal is not completed. That said, given the strong cash profile of the combined company and our commitment to a strong balance sheet and commensurate credit ratings, we expect to return to leverage levels consistent with historical practice within 24 months after the deal closes.

And with that, we’d be happy to take your questions.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Thanks, Christine.  Operator, we are happy to take the first question.

Operator

(Operator Instructions) And our first question comes from Michael Nathanson from MoffettNathanson. Please go ahead.

Michael Nathanson – Analyst, MoffettNathanson

Bob, I have two questions for you.  So one, up to this point, you focused your energies on buying premium IP assets and direct-to-consumer properties.  So in this deal, as you said, you’re going to accelerate that move by getting Fox’s IP and Hulu.  The question is, how are you going to balance that need to grow the businesses with the linear assets you’re getting in satellite and cable?  And then on Hulu, can you talk a bit about what does being a controlling owner of Hulu do for you that wasn’t being done before? Thanks.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Well, we believe that the assets that we’re acquiring that you referred to, I guess it would be the cable channels, the 22 regional sports networks, FX and Nat Geo, are fully complementary to our plans to go direct-to-consumer.  We have always said that in our direct-to-consumer strategy or initiatives that we’re going to remain in the business of basically being a provider of channels or programs for multi-channel distributors. At the same time creating unique product that we can take directly to consumers. And should the multi-channel ecosystem get to the point where it’s not as viable as we need it to be, we’d be well positioned to, in effect, flip a switch and distribute those programs and those channels direct to the consumer through the platforms that we’ve created.

Additionally, in both Nat Geo’s case and in FX’s case, we buy production capabilities that can feed the direct-to-consumer offerings.  By the way, including Hulu, and I’ll get to that.

So we think that this basically fills in blanks for us in the sense that it adds more production capabilities, more creative capabilities to the direct-to-consumer offerings that we’re bringing out without creating substantially greater risk for us on the ecosystem side.

On the Hulu question, we believe that Hulu obviously is a great opportunity to expand in the direct-to-consumer space.  Owning roughly a third of it was great, but having control of it will enable us to greatly accelerate Hulu into that space and become an even more viable competitor to those that are already out there.  We’ll be able to do that not only by flowing more content in Hulu’s direction, but by essentially having control to the extent that managing Hulu becomes just a little bit more clear, a little bit more efficient, a little bit more effective, with a controlling shareholder rather than with equal partners.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ok, Michael, thank you.  Operator, next question please.

Operator

The next question comes from Jessica Reif from Bank of America Merrill Lynch.  Please go ahead.

Jessica Reif – Analyst, Bank of America Merrill Lynch

Thanks, I also have two questions.  You said the $2 billion in synergies was all cost.  Can you give us an idea where you see the biggest revenue opportunities and maybe the time frame?  And on -- Bob you said in your comments that you’re buying talent with the acquisition of Fox, and

I’m just wondering how you think about management of the key divisions, and have you done anything to make sure that they stay with the company?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

As we’ve demonstrated in our acquisitions of Pixar, Marvel and Lucasfilm, we have not only respected the culture of those organizations, but we have respected and appreciated the talent that came with those acquisitions.  And in all three cases, gave talent that came with those acquisitions more opportunities within our company and there are countless examples of that.

Interestingly enough, I’m the product of that having been bought twice, at ABC first by Capital Cities and then by Disney, becoming part of new companies that provided me -- that not only respected what I had done before, but provided me with ample opportunities beyond that.  And so, our approach to the talent at the company that we are buying is very, very similar.  They have a lot of great talent.  We, obviously, will work hard in the interim process working closely with Fox senior management to retain that talent and then look for opportunities for all of them to grow within the larger company.  And actually, I’m looking forward to getting a chance to know them better and getting a chance to work with them.  I have always been impressed with them as competitors and I know that I’m going to be even more impressed with them when they become colleagues.

On the revenue front, we’re not getting specific about that.  There are all kinds of opportunities to grow revenue.  I think one of the best opportunities is by using the intellectual property that we are buying and using the intellectual property producing capabilities to simply create more product, serve consumers better, both on a domestic and on an international level, and essentially grow our offerings to the consumer in multiple ways.  That would be probably the most compelling aspect of this acquisition from a revenue-generating perspective.

Jessica Reif – Analyst, Bank of America Merrill Lynch

Thank you.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ok, Jessica, thank you.  Operator, next question please.

Operator

Our next question comes from Ben Swinburne from Morgan Stanley.  Please go ahead.

Ben Swinburne – Analyst, Morgan Stanley

Thank you.  Bob, can you talk about how you may fold the regional sports networks into the ESPN direct-to-consumer service?  And similar question with Fox’s IP on the Disney branded service, those are obviously huge priorities for the company.  How does this IP fit in if you’re a consumer in two or three years?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

To the first question, we’re largely looking at the acquisition of the 22 regional sports networks as being a perfect complement to ESPN’s current offering.  ESPN, as you know, is basically a national programmed service, the regional sports networks are just that, regional or local in nature.  And if you think about a network and its affiliated stations, this, we view, as similar.  The network provides a national footprint.  The affiliated stations, in this case, the RSNs, provide great local content.  We think both can complement one another by flowing product -- good local product up into the national offering and good national product down into the regional offering.

We are not currently anticipating a substantial value proposition in terms of the direct-to-consumer aspect of ESPN because the regional sports networks will primarily be distributed as they have been distributed by multi-channel providers.  If, as I mentioned earlier, there is an opportunity to bring their product more in the direct-to-consumer vein or the direct-to-consumer business, we’ll take full advantage of that.

In terms of the Fox IP and the Disney offering, the current thinking is that there is a lot of Fox intellectual property that would fit extremely well into what I’ll call a Disney-branded direct-to-consumer service.  Nat Geo certainly fits into that category.  They also make a lot of -- and the Marvel properties.  They also make a lot of product that we believe will be of great use as it already is to growing Hulu.  And so if you think about our direct-to-consumer offerings, Hulu is sort of a more adult-oriented product using Fox Television production and FX; ESPN, obviously in the sports vein; and then Disney, Marvel, Pixar, Lucasfilm, the more family vein.  That’s our current thinking.

Ben Swinburne – Analyst, Morgan Stanley

And if I could just follow-up, do you have any sense of the regulatory path in the U.S.  How confident are you that you can get this deal done in the U.S. as it is going today?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

We know that a deal of this nature and a deal of this size is obviously going to receive a significant amount of regulatory scrutiny, both in The United States and internationally.  We believe that the regulatory authorities will look at this from a consumer point of view.  And if they look at it from a consumer point of view, they should quickly conclude that the aim of this combination is to create more high-quality product for consumers around the world and to deliver it in far more innovative and more compelling ways.

Ben Swinburne – Analyst, Morgan Stanley

Thank you.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ben, thanks.  Operator, next question please.

Operator

Our next question comes from Steven Cahall from Royal Bank of Canada.  Please go ahead.

Steve Cahall – Analyst, RBC Capital Markets

Thank you, maybe to just expand on the content strategy.  I was wondering if you could just -- you spoke about Hulu maybe being more adult-oriented and with your combined state, do you think that the original spending there currently is sufficient?  Or with the content that you will be in control of after this, would you plan to take spending on original content for those combined services up significantly?

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Steven, thanks for the question.  I think it’s premature for us to speculate since we don’t own control of Hulu yet.  Hulu has been increasing its investment in original programming and in licensed programming, but we’ve not determined whether we will increase that beyond what their current plans are, and I think we’ve got some time to consider that.  What we do know though is that if we decide to increase our spending on original content at Hulu, we certainly have the intellectual property creating capabilities far more than we did before this acquisition.

Steve Cahall – Analyst, RBC Capital Markets

And then maybe just as a quick follow-up.  I was wondering if you know the cadence or when you expect to fully realize the cost synergy target that you estimated?  Thank you.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

I think we’re obviously going to approach our cost synergies as soon as the deal closes and we would hope that we would realize savings in the first year -- the first two years.  You want to address that, Christine?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Yes, we would start realizing savings in the first year, but as I said, we would fully realize the benefits by 2021.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ok, Steve, thank you for the questions.  Operator, next question please.

Operator

Our next question comes from Doug Mitchelson from Credit Suisse.  Please go ahead.

Doug Mitchelson – Analyst, UBS

Thanks so much, good morning and congratulations.  Bob, I think investors would naturally look at the size and scale of Netflix, and wonder if you have the assets in place when this deal closes to build a business over time that rivals theirs?  And you’re talking about Hulu and Disney as separate direct-to-consumer brands.  I’m curious why rather than just sort of one service that would have sort of all the content and have the scale and scope of Netflix?

And for, Christine, if I could, have you or will the company be giving any input as to how much Fox should be willing to pay for Sky or what Fox should be willing to do to satisfy regulators to close that deal?  Or is that entirely up to Fox management and Disney just sort of takes the results of that and rolls it through?  Thank you.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

Our current thinking regarding direct-to-consumer offerings is to create product that serves them well.  And we believe that it is possible that a consumer may want to basically be choosy in terms of what product they want.  Some may want pure family, some may want pure sports, some may want adult, some may want all of it, by the way, and certainly we will make that available.  So I don’t think you should really look at it as necessarily individual businesses except that we’re looking to expand consumer choice and consumer options.  And we will see, if there are opportunities, obviously there will be an opportunity for consumers to buy them in their entirety.  But we also believe that the best way to serve the consumer is to allow them to, and in fact, be a little bit more choosy about the specifics of what they buy.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

And the completion of the Sky acquisition will be fully managed by Fox management.

Doug Mitchelson – Analyst, UBS

Okay, so there’s no parameters in place on the Sky side.  Okay.  Thank you both.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Doug, thanks.  Operator, next question please.

Operator

Our next question comes from Barton Crockett from B. Riley FBR.  Please go ahead.

Barton Crockett – Analyst, B. Riley FBR

Ok great, thank you for taking the question.  I wanted to ask a little bit more around the accretion math.  To get this EPS accretive by year two, can you give us some sense of how much of the synergies are baked into that, is that most of the synergies, or just a small part of it?  And does that accretion math, does that include – and does that exclude the benefit of share repurchase or does that kind of bake in some offset to the dilution from share repurchase?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Thanks for the question.  The accretion math is, as I mentioned, this does not include purchase accounting adjustments, but it does include the benefit of share repurchase and we’re not getting into detail of the realization of the cost synergies, but based on our plans, it would be accretive in the second year.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Ok, Barton, are we good?  OK, thanks for the question.  Operator, we have time for one more question.

Operator

And our last question comes from David Miller from Loop Capital.  Please go ahead.

David Miller – Analyst, Loop Capital

Hey guys, congratulations.  Bob, a couple of questions for you.  First of all, I noticed that in the deal the Big Ten Network or the 50% equity interest in Fox A’s or Fox A’s 50% equity interest in the Big Ten Network is not included in the deal.  Was that at all any kind of sticking point in the negotiations?  Or does your current ESPN contract with the Big Ten conference prohibit you from acquiring the other 50%?

And then separately, and I have a feeling I’m asking the wrong question here, but there had been speculation in the various sort of press reports leading up to this that James Murdoch was going to receive some sort of ceremonial role within your organization or some type of strategic role.  Do you have any comment on that today at this time?  I appreciate you taking the question.  Thanks very much.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

The Big Ten network was just part of the negotiations, an asset that Fox determined they wanted to hold onto, and that was fine with us.  We love Big Ten Sports, but it complemented their two other sports networks, so it remains on that side.

James and I have had a lot of conversations about the future of these companies.  He has been great throughout this process.  He will be integral to helping us integrate these companies over the next number of months.  And during that period of time, he and I will continue to discuss whether there is a role for him here or not, but I look forward to talking to him about it.

And, David, I’m just going to -- we’re going to finish this call now, and Lowell, will close it, but I just have to say one thing.  Normally, on a day like this, we would be focused completely on a Star Wars movie premiering tonight, and so I’m going to give a shameless plug for The Last Jedi.

If you haven’t seen it, well I guess, many of you haven’t, you should go out and see it right away, it’s a hell of a movie.  May the force be with us all.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company

Bob, thanks.  And thanks, again, everyone for joining us.  Information in this presentation, including financial estimates and statements as to the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.

These forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those discussed in, or implied by the forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results of the combined companies and SpinCo, the plans, objectives, expectations and intentions of the combined companies and SpinCo, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management and are subject to significant risks and uncertainties outside of our control.

Details regarding these risks and uncertainties are and will be contained in the filings with the Securities and Exchange Commission.  We are not under any obligation and we expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The financial information in this presentation includes financial information that is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”).  Non-GAAP measures, including EBITDA, may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures.  Non-GAAP measures in this presentation may be calculated in a way that is not comparable to similarly titled measures reported by other companies.

That is the end of the statement.  That’s the end of the call.  We thank everyone for joining us this morning.  We will be around today to answer follow-up questions.  Have a great day, everyone.

Operator

Thank you, ladies and gentlemen.  This concludes today’s conference.  Thank you for participating.  And you may now disconnect.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas New York, NY 10036 Attention: Investor Relations 1 (212) 852 7059	c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717 Attention: Disney Shareholder Services 1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies,  (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

The financial information in this presentation includes financial information that is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, including EBITDA, may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. Non-GAAP measures in this presentation may be calculated in a way that is not comparable to similarly titled measures reported by other companies.